UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-26821

Focal Communications Corporation
(Exact name of registrant as specified in its charter)

200 North LaSalle Street, Suite 1100
Chicago, Illinois 60601
(312) 895-8400
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock, $.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

        Approximate number of holders of record as of the certification or notice date: None (1)

        Pursuant to the requirements of the Securities Exchange Act of 1934, Focal Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 1, 2003	BY:	/s/ KATHLEEN A. PERONE
	Name:	Kathleen A. Perone
	Title:	President and Chief Executive Officer

        Instruction:    This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1)
On December 19, 2002, Focal Communications Corporation ("FCC") and its wholly-owned direct and indirect subsidiaries (collectively with FCC, the "Debtors") filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Court"), Case Number 02-13709 (KJC) (jointly administered). On June 19, 2003, the Court entered an order confirming the Debtors' Second Amended Joint Chapter 11 Plan of Reorganization dated April 30, 2003 (the "Plan"). Under the Plan, all FCC Common Stock Interests, including all issued and outstanding shares of common stock of FCC, were canceled and deemed terminated on July 1, 2003, the effective date of the Plan, and are no longer outstanding.